UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) 1

Parks! America, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

701455107
(CUSIP Number)

Nicholas Parks 6000 S. Sinclair Road Columbia, MO 65203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	701455107	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Nicholas Parks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐

(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,700,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,700,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.28%*
14	TYPE OF REPORTING PERSON
IN

* Based upon 74,821,537 shares of common stock outstanding as of June 30, 2019, as disclosed in its Form 10-Q that was filed on August 6, 2019, by the Issuer with the Securities and Exchange Commission.

Page 3 of 4 Pages

The following constitutes Amendment No.2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No.2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction .

Item 4 is hereby amended to add the following:

Nicholas A. Parks is a long-term significant stockholder and believes the company should:

1.	Acquire a scalable business in order to grow the company’s revenue over time.

2.	If unable to identify appropriate acquisitions, to return capital to shareholders via a special dividend or by purchasing its own stock.

Page 4 of 4 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2019

	By:	/s/ Nicholas Parks
Nicholas Parks